As filed with the Securities and Exchange Commission on February 21, 2024

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Morgan Stanley China A Share Fund, Inc.

(Name of Subject Company [Issuer])

Morgan Stanley China A Share Fund, Inc.

(Name of Filing Persons [Issuer])

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

617468103

(CUSIP Number of Class of Securities)

1585 Broadway

New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 537-2607

Mary E. Mullin, Esq.
1633 Broadway

New York, New York 10019
(Name and Address of Agent for Service)

Copies to:

Mark F. Parise, Esq. Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, New York 10036	Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.          ☐

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Morgan Stanley China A Share Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on January 22, 2024 to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

(a)(1)(i)            Issuer Tender Offer Statement, dated January 22, 2024.*

(a)(1)(ii)           Form of Letter of Transmittal.*

(a)(1)(iii)          Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)          Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)           Form of Letter to Stockholders.*

(a)(2)                None.

(a)(5)                Text of press release dated and issued on December 7, 2023.*

(a)(6)                Text of press release dated and issued on February 21, 2024. (filed herewith)

(b)                    None.

(d)                    None.

(g)                    None.

107                   Filing Fee Table.*

*            Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on January 22, 2024.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STANLEY CHINA A SHARE FUND, INC.

/s/ Mary E. Mullin
Name: Mary E. Mullin
Title: Secretary

Dated: February 21, 2024

Morgan Stanley China A Share Fund, Inc. Announces

Preliminary Results of Tender Offer

(For Immediate Release)

NEW YORK, February 21, 2024 — Morgan Stanley China A Share Fund, Inc. (NYSE: CAF) (the “Fund”) announced today that the Fund’s tender offer for 4,342,176 of its issued and outstanding shares of common stock, representing approximately 20 percent of the Fund’s outstanding shares, expired at 11:59 p.m., New York time on February 20, 2024.

Based upon current information, approximately 18,010,696 shares were tendered. Based on this preliminary information, the pro-ration for each tendering stockholder is estimated to be 24.1 percent of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. The purchase price of properly tendered shares is equal to 98.5 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on February 21, 2024.

For further information, please contact Georgeson LLC, the Fund’s information agent, at 888-355-3492.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,400 investment professionals around the world and $1.5 trillion in assets under management or supervision as of December 31, 2023. MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals. For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.